

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

Dated July 23, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Exhibit Index on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________
Name: Craig L. Piercy
Title: Company Secretary

Dated: 7/23/02

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated July 23, 2002, relating to New Tel Limited's media release regarding operations strategy.	1
Australian Stock Exchange Release, dated July 23, 2002, relating to New Tel Limited's notice of general meeting, explanatory memorandum and form for the appointment of a proxy.	2

1. Australian Stock Exchange Release, dated July 23, 2002, relating to New Tel Limited's media release regarding operations strategy.



MEDIA RELEASE

MEDIA RELEASE
NEW TEL CONSOLIDATES OPERATIONS

23-7-02

Diversified Australian based telecommunications carrier and multi-media group, New Tel Limited, (ASX: NWL, NASDAQ:NWLL) will consolidate its recent $50 million acquisition of Digiplus Investments Ltd in Australia into a broad based international communications infrastructure.

New Tel, which now ranks in the top carriers in the nation, has over the past year been on the takeover trail with acquisitions of telco and multi-media assets including Delta Phones (Australia $4 million), Cable & Telecoms (Australia and UK $20 million cash and shares) and Digiplus (Australia and NZ $50 million cash and shares).

At a general meeting of shareholders to be held in August, the key proposal to be voted on is the allotment of $10 million in ordinary shares and $40 million cash for the takeover of Digiplus assets in Australia and New Zealand.

Mr Peter Malone, New Tel's managing director and CEO, said today the merged entities will account for 1 billion minutes of telephony per annum returning more than $250 million and doubling New Tel's customer base in Australia.

"Once consolidation of our communications assets is completed we will be able to leverage the economies of scale to achieve even better returns for our stakeholders.

"It is also our intention to retain key Digiplus executives, especially founding CEO Mike Robinson who was previously the managing director of UK mobile telephony group Newgate Communications Plc and CFO Nick Kotzohambos.

Everybody wants it. We've got it!

Head Office 22 Hasler Road Herdsman WA 6017 Australia • PO Box 382 Mt Hawthorn WA 6016 Australia **Tel** (+618) 9244 1166 **Fax** (+618) 9244 1175 **Web** www.newtel-limited.com

New Tel Limited ABN 65 009 068 955

"Our view is that to succeed in telecommunications you have to expand strategically and rapidly but always keep you eye on the bottom line. This is what we have done with our acquisition of Digiplus – its highly complementary, has strong returns and offers excellent growth prospects.

"It is important to note that Digiplus along with other recent acquisitions add to what is a now a fully international carrier embracing telephony, internet and multi-media businesses.

"We have expanded our national retail presence through our acquisition of Delta Phones - with most of these stores to be New Tel branded to increase consumer and corporate awareness of our competitive communication offers.

"As a telco only four years out from commencement of operations a key aspect to our success is the performance incentives we provide our senior executives with the view to ensuring New Tel stays ahead of its competitors.

"This program is also in line with the incentive structures in place with the Digiplus and Delta acquisitions.

"Incentives are one thing, making sure they achieve tangible results depends upon the underlying acquisition strategy of the company. Digiplus for instance, over the first quarter of 2002, had revenues of approximately A$24 million with a cash flow surplus close to A$1.4 million per month, so its an excellent investment on our part.

"Our view is that to succeed in telecommunications you have to expand strategically and rapidly but always keep your eye on the bottom line. This is what we have done with our acquisition of Digiplus – its highly complementary, has strong returns and offers significant long term benefits to New Tel.

"We believe that a meld of intelligent investments, incentives, technical expertise and skilled management will keep New Tel at the forefront of Australia's communications industries."

For further information contact: **Ian Latham, Corporate Writers 03 9620 3666**

2. Australian Stock Exchange Release, dated July 23, 2002, relating to New Tel Limited's notice of general meeting, explanatory memorandum and form for the appointment of a proxy.



ASX RELEASE

Our Ref: IC430021/ASX230702Notice



23 July 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NOTICE OF GENERAL MEETING

Please find attached a copy of the Notice of General Meeting, Explanatory Memorandum and Proxy Form for the meeting of New Tel Limited to be held on 22 August at 10.00 am at the Company's head office in Perth, Western Australia.

A media release is attached.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

Everybody wants it. We've got it!

Head Office 22 Hasler Road Herdsman WA 6017 Australia • PO Box 382 Mt Hawthorn WA 6016 Australia **Tel** (+618) 9244 1166 **Fax** (+618) 9244 1175 **Web** www.newtellimited.com

New Tel Limited ABN 65 009 068 955



NOTICE OF GENERAL MEETING

22 AUGUST 2002

A GENERAL MEETING OF NEW TEL LIMITED (ABN 85 009 068 955) WILL BE HELD AT 22 HASLER ROAD, HERDSMAN, WESTERN AUSTRALIA 6017 ON 22 AUGUST 2002

Dated 23 July 2002

Also enclosed is an Explanatory Memorandum which has been prepared to assist Shareholders in determining whether or not to vote in favour of the resolutions set out in the Notice of Meeting and which is intended to be read in conjunction with the Notice of Meeting.

New Tel Limited ACN 009 068 955

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY



CONTENTS

ACTION REQUIRED BY SHAREHOLDERS

Step 1 : Read the Notice of Meeting and the Explanatory Memorandum.

The Explanatory Memorandum sets out details of the proposed acquisition by New Tel Limited of Digiplus Investments Limited and other unrelated matters to be considered at the meeting. This information is important.

Step 2 : Vote on the resolutions:

Your vote is important. You may cast your vote by:

- attending and voting at the meeting to be held at 22 Hasler Road, Herdsman, Western Australia on 22 August 2002 commencing at 10.00am; or
- completing and returning the enclosed proxy form so as to be received by the Company by 10.00am (WST) on 20 August 2002.

CORPORATE DIRECTORY

Directors
Harry Sorensen (Chairman)
Peter Malone (Managing Director and CEO)
Gary Koh
Zhou An
Mark Hake

Company Secretary
Craig Piercy

Registered Office
22 Hasler Road
Herdsman Western Australia 6017
Telephone +61 8 9244 1166
Facsimile +61 8 9244 1175

Share Registry
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth Western Australia 6000

Auditor
KPMG
Central Park
152-158 St Georges Terrace
Perth Western Australia 6000



23 July 2002

Dear Shareholder

We are pleased to provide you with details of New Tel's proposed acquisition of Digiplus Investments Limited and it's Australian subsidiary companies (Digiplus).

The planned purchase consideration for Digiplus is A$40 million in cash and A$10 million in ordinary shares in New Tel, and is subject to a number of conditions including obtaining the shareholder approvals set out in the attached Notice of Meeting. An initial cash component of A$11.5 million will be financed from a placement, with the remaining A$28.5 million to be paid in three tranches over a 15 month period and is proposed to be funded from ongoing cash flow generated by the Digiplus business.

Completion of the Digiplus acquisition will consolidate your Company's position as a major telecommunications carrier, fast tracking growth and strengthening our presence in Asia Pacific. As a result of this transaction New Tel will double its customer base to around 300,000 and increase revenues to approximately A$250 million per annum.

Digiplus is a reseller established in Australia in 1997 offering competitive local, national, international and mobile calls and internet services targeted at residential customers, particularly ethnic communities. The Digiplus business has a strong strategic fit with New Tel with both providing innovative products and services specifically targeted at migrant communities. In addition the acquisition opens up opportunities to provide further services to New Tel's other target market niches of community, cultural and sporting associations.

The acquisition of Digiplus will provide solid opportunities for New Tel both in taking advantage of the synergies between the two businesses and in providing access to additional cash flow from the Digiplus business following the payment of certain deferred consideration amounts. Over the first quarter of 2002, the Digiplus operation has generated revenues of approximately A$24 million with a cash flow surplus of around A$1.4 million per month. As part of the acquisition, New Tel will contract existing Digiplus management executives to continue running the Digiplus operation.

New Tel anticipates further savings in the Digiplus operation through its access to services at the wholesale rates applicable to carriers. In addition, New Tel plans to add value by cross selling its own suite of products and services to Digiplus customers, leveraging economies of scale across the Company and reducing total customer acquisition costs.

Your Directors are of the view that the acquisition is in the best interests of the Company and unanimously recommend that you vote in favour of resolutions 1 to 3 which are necessary for the acquisition. Your Directors, save Mr Peter Malone with respect to resolution 8 and Mr Gary Koh with respect to resolution 9, also recommend that you vote in favour of resolutions 4 to 9 which are unrelated to the Digiplus acquisition but nonetheless important for achieving strategic goals.

To understand the full details of the proposed acquisition and the resolutions to be put to shareholders we encourage you to read the attached documentation carefully and attend the General Meeting which will be held at our Corporate office at 22 Hasler Road, Herdsman, Perth, Western Australia at 10.00am (WST) on 22 August 2002.

Yours faithfully

HARRY SORENSEN **CHAIRMAN**	**PETER MALONE** **CHIEF EXECUTIVE OFFICER**

Everybody wants it. We've got it!

Head Office 22 Hasler Road Herdsman WA 6017 Australia • PO Box 382 Mt Hawthorn WA 6016 Australia **Tel** (+618) 9244 1100 **Fax** (+618) 9244 1175 **Web** www.newtellimited.com

New Tel Limited ABN 85 009 066 955

NOTICE OF GENERAL MEETING

Notice is given to the members of New Tel Limited (the Company) that a general meeting of the Company will be held at the Company's offices located at 22 Hasler Road, Herdsman, Western Australia on 22 August 2002 at 10.00am (WST).

SPECIAL BUSINESS

1 Approval of placement to partly fund Digiplus acquisition

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT subject to the satisfaction of regulatory requirements, the issue and allotment of up to 65,000,000 fully paid ordinary shares in the Company at an issue price of not less than A$0.20 per share, and up to 65,000,000 Options to acquire ordinary shares in the Company exercisable at A$0.50 by 31 December 2004 and otherwise on the terms of the Company's options quoted on ASX, to Spring Valley Trading Ltd, a person nominated by Spring Valley Trading Ltd or such other person as the directors may nominate, for the purposes of raising A$13,000,000 to partly fund the acquisition of all the issued share capital in Digiplus Investments Limited by the Company on the terms of the Share Purchase Agreement dated 13 June 2002 between the Company, Kildare Assets Limited, Nordan Limited and others, or if that acquisition does not proceed, for working capital purposes, be and is hereby approved for all purposes, including for the purposes of rule 7.1 of the Listing Rules of Australian Stock Exchange Limited."

2 Approval of issue of shares to vendors of Digiplus

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT the issue and allotment to each of Kildare Assets Limited and Nordan Limited of that number of fully paid ordinary shares in the Company which is calculated by dividing A$5,000,000 by the average of:

- the closing price of New Tel shares on ASX on 14 March 2002, being A$0.22; and
- the lower of A$0.50 and the weighted average market price of New Tel shares on ASX over the last 5 business days prior to completion of the Share Purchase Agreement dated 13 June 2002 between the Company, Kildare Assets Limited, Nordan Limited and others for the sale and purchase of all of the issued share capital of Digiplus Investments Limited,

as part consideration for the acquisition of all the issued share capital of Digiplus Investments Limited by the Company on the terms of that Share Purchase Agreement, be and is hereby approved for all purposes, including for the purposes of rule 7.1 of the Listing Rules of Australian Stock Exchange Limited."

3 Approval of financial assistance for Digiplus acquisition

To consider, and if thought fit, pass the following resolution as a special resolution:

"THAT the giving of financial assistance by Digiplus Investments Limited, Digiplus Holdings Pty Ltd, Digiplus Pty Ltd and Digiplus Contracts Pty Ltd (the Digiplus Group) in connection with the proposed acquisition of shares in Digiplus Investments Limited by New Tel Limited including:

- the grant by each of the companies in the Digiplus Group of first ranking fixed and floating charges in favour of Kildare Assets Limited and Nordan Limited to secure payment of the A$28.5 million balance of the Purchase Price and the NZ Consideration (as those terms are defined in the Share Purchase Agreement dated 13 June 2002 between the Company, Kildare Assets Limited, Nordan Limited and others for the sale and purchase of all of the issued share capital of Digiplus Investments Limited) that will or may become due and payable by the Company under the terms of that Share Purchase Agreement and of replacement charges in the same terms if required by that Share Purchase Agreement;



- the payment (directly or indirectly) by any member of the Digiplus Group to the Company of some or all of the Purchase Price, whether by way of dividend, distribution or return of capital or otherwise, or the creation of intra group debt between any member of the Digiplus Group and the Company, to enable or assist the Company to pay some or all of the Purchase Price; and
- the entry by any one or more of the companies in Digiplus into a revolving credit facility agreement with (among others) BankWest and the entry into any security documents (which may grant security over their respective assets) required in connection with the loan facility agreement, in terms described in the Explanatory Memorandum accompanying the notice convening this meeting,

be and is hereby approved for all purposes, including for the purposes of section 260B of the Corporations Act 2001."

4 Ratification of issue of options to Wainter

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT the issue and allotment, on 6 February 2002, of 2,000,000 options exercisable at A$0.50 on or before 31 December 2004, and otherwise on the terms of the Company's options quoted on ASX, to Wainter Pty Ltd (Wainter) as consideration for the acquisition of Wainter's rights under the agreement to sell all of the issued share capital in UDC Group Pty Ltd to Cable & Telecoms Limited (ABN 21 059 458 374), entered into on or about 11 April 2000, be and is hereby ratified for all purposes, including for the purposes of rule 7.4 of the Listing Rules of Australian Stock Exchange Limited."

5 Ratification of share and option placement to continue funding for New Tel's China ISP and portal programme

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT the issue and allotment on 4 January 2002 of 10,000,000 fully paid ordinary shares in the Company at an issue price of A$0.225, together with, for each two shares issued, one free attaching option exercisable at A$0.50 on or before 31 December 2004, and otherwise on the terms of the Company's options quoted on ASX, to clients of Findlay & Co Stockbrokers Limited which raised A$2,250,000 in working capital for the purposes of funding the continued progress of the Company's China ISP and portal programme, be and is hereby ratified for all purposes, including for the purposes of rule 7.4 of the Listing Rules of Australian Stock Exchange Limited."

6 Ratification of issue of options to Cable & Telecoms option holders

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT the issue and allotment on 2 May 2002 and 9 May 2002 of a total of 3,099,497 options exercisable at A$0.50 on or before 31 December 2004, and otherwise on the terms of the Company's options quoted on ASX, to holders of Cable & Telecoms Limited options (Holders) in consideration for the acquisition of the Holders' respective interests in all of the issued options to acquire ordinary shares in Cable & Telecoms Limited, be and is hereby ratified for all purposes, including for the purposes of rule 7.4 of the Listing Rules of Australian Stock Exchange Limited."

7 Ratification of issue of shares to BioProspect

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT the issue and allotment on 31 May 2002 to BioProspect Limited of 1,111,111 fully paid ordinary shares in the Company at a deemed issue price of A$0.225 in satisfaction of BioProspect Limited's claim for a refund of the A$250,000 deposit it paid to Cable & Telecoms Limited under the heads of agreement dated 13 September 2001 between Cable & Telecoms Limited and BioProspect Limited be and is hereby ratified for all purposes, including for the purposes of rule 7.4 of the Listing Rules of Australian Stock Exchange Limited."

8 Approval of Issue of Options to Mr P F Malone

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"THAT, for the purposes of section 208 of the Corporations Act 2001 and rule 10.11 of the Listing Rules of Australian Stock Exchange Limited, approval is given to the issue to Mr Peter Francis Malone or his nominee of 50,000,000 options to subscribe for fully paid ordinary shares in the capital of the Company, the terms and conditions of which are set out in the Explanatory Memorandum and the issue of ordinary shares on the exercise of these options."

Note: For the purposes of resolution 8, if approval is given under Listing Rule 10.11 as sought, approval is not required under Listing Rule 7.1.

9 Approval of Issue of Options to Mr G T H Koh

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"THAT, for the purposes of section 208 of the Corporations Act 2001 and rule 10.11 of the Listing Rules of Australian Stock Exchange Limited, approval is given to the issue to Mr Gary Tuck Hong Koh or his nominee of 5,000,000 options to subscribe for fully paid ordinary shares in the capital of the Company, the terms and conditions of which are set out in the Explanatory Memorandum and the issue of ordinary shares on the exercise of these options."

Note: For the purposes of resolution 9, if approval is given under Listing Rule 10.11 as sought, approval is not required under Listing Rule 7.1.

Explanatory Memorandum

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this Notice of Meeting.

Entitlement to vote

The Board has determined that for the purposes of the Meeting, ordinary shares in New Tel Limited will be taken to be held by the persons who are the registered holders at 5.00pm (WST) on the 20th day of August 2002. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

Voting exclusion statement

The Company will disregard any votes cast by or on behalf of:

Resolution 1

- a person who may participate in the proposed issue and a person who might obtain a benefit from the proposed issue, except a benefit solely in the capacity of a security holder, if the resolution is passed; and
- any associate of those persons.

Resolution 2

- Kildare Assets Limited and Nordan Limited and a person who might obtain a benefit from the proposed issue, except a benefit solely in the capacity of a security holder, if the resolution is passed, and
- an associate of any of those persons or entities.

Resolution 4

- Wainter Pty Ltd; and
- any associates of Wainter Pty Ltd.


New Tel

Resolutions 5, 6 and 7

- a person who participated in the issue of the securities; and
- any associate of that person.

Resolution 8

- Mr Peter Francis Malone; and
- any associate of Mr Peter Francis Malone.

Resolution 9

- Mr Gary Tuck Hong Koh; and
- any associate of Mr Gary Tuck Hong Koh.

However, the Company need not disregard a vote in relation to resolutions 1 – 9 if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

A Proxy Form accompanies this Notice and to be effective must be received at the following address:

New Tel Limited
C/- Company Secretary
22 Hasler Road
Herdsman Western Australia 6017

OR by Facsimile **+61 8 9244 1175**

by **no later than 10.00am (WST) on the 20th day of August 2002.**

By order of the Board

Dated: 23 July 2002

CRAIG PIERCY
COMPANY SECRETARY

EXPLANATORY MEMORANDUM

Your Directors recommend that you read this Explanatory Memorandum which has been prepared to assist Shareholders of New Tel Limited in understanding the details and effects of the Special Business to be put to Shareholders for their consideration, and if thought fit, approval at the forthcoming General Meeting of the Company.

Capitalised terms are defined in Section 13 – Glossary.

1 Background to Acquisition

1.1 Overview of transaction

New Tel Limited (**New Tel** or the **Company**) has entered into a Share Purchase Agreement dated 13 June 2002 to purchase all the issued shares in Digiplus Investments Limited (**Acquisition**). The Acquisition will consolidate New Tel's position as a major telecommunications carrier, fast tracking growth and strengthening the Company's presence in the Asia Pacific region.

The purchase consideration is planned to be approximately A$40 million in cash and A$10 million in ordinary shares in New Tel. If the Company elects to retain Digiplus Investments Limited' (**Digiplus Investments**) New Zealand subsidiaries, Digiplus Limited and Codex Limited (**NZ Companies**), then additional consideration will be paid. Further details of the consideration payable are described in section 2.1 of this Explanatory Memorandum.

The Acquisition is subject to the satisfaction of a number of conditions, including obtaining the Shareholder approvals sought in Resolutions 1 – 3 in the Notice of Meeting. If these approvals are not obtained, the Acquisition will not be able to proceed in its current form. The Acquisition may or may not be able to be renegotiated and restructured to proceed in a varied form.

Other material conditions precedent to completion of the Acquisition are summarised in section 12.5 of this Explanatory Memorandum.

1.2 Overview of Digiplus

Introduction to the Business

The Digiplus Group is a privately owned, Sydney based telecommunications reseller established in Australia in 1997 and in New Zealand in 1998 offering local, national, international and mobile calls and internet services targeted at residential customers, particularly in migrant communities.

The Services & Products

Digiplus has established itself as a market leader in residential international call discounting over the past 5½ years by extensive advertising in community media and wide use of a dealer network operating within specific communities.

The success of Digiplus' business plan is demonstrated by the growth in customer numbers and revenue, with gross operating revenue increasing from A$18 million for the year ended 31 December 1998 to approximately A$90 million for the year ended 31 December 2001. The Vendors acquired control of Digiplus in October 2001.

Digiplus operates as a switchless service provider, which means it uses an external carrier's infrastructure to offer a broad range of services, including national long distance, international direct dial and mobile services together with value-added services such as e-mail or information services. It also, through two external carriers, offers access for customers in a wide geographical area via the override dial codes 1441 and 1414 respectively. This service provides customers with an opportunity to dial a digit prefix to select Digiplus as their preferred service provider before dialling the required number.


New Tel

The Digiplus Team

Digiplus currently employs 81 full-time and 22 part-time staff.

Chief Executive Officer – Mike Robinson – Age 51

Mike Robinson has a wide range of business experience from promoting start-up business ventures through to managing public listed companies, and has specialised in telecommunication service provision since 1989. As Managing Director of Newgate Communication Plc, a cellular service provider in the UK, Mike was responsible for the turnaround of Newgate's business.

Mike relocated to Australia and established a Vodafone Service Provider. In October 1996 Mike established Digiplus as an Optus fixed wire reseller, predominantly targeting high spending residential accounts.

Chief Financial Officer – Nick Kotzohambos CPA – Age 41

Prior to qualifying as an accountant at the University of NSW in 1982, Nick Kotzohambos commenced employment with Caltex in 1979 working as an accounts clerk, progressing to management accountant, and being responsible for group financial reporting. In 1988 Nick decided to specialise in systems development and began working with a number of major organisations on a contract basis.

In November 1997 Nick commenced the design and implementation of a billing and database system for Digiplus. Nick continues to be responsible for information technology at Digiplus, together with his role as Chief Financial Officer.

Capital Structure

Digiplus Investments was established with a share capital comprising 100 NZ$1 shares which are owned in equal proportions by the Vendors. The Digiplus group corporate structure is set out below. Each subsidiary is (or will be on completion) wholly owned by its parent company.


Digiplus Investments Limited
(New Zealand)
Digiplus Holdings Pty Limited
(Australia)
Digiplus Contracts Pty Limited
(Australia)
Digiplus Pty Limited
(Australia)
Codex Limited
(New Zealand)
Digiplus Limited
(New Zealand)

Digiplus Pty Limited is the entity within which the Australian business operations and any contracts are located (except for Digiplus Contracts Pty Limited which is also a party to mobile contracts with Optus).

1.3 Advantages and Disadvantages of the Acquisition

Possible advantages of the Acquisition for New Tel

The Acquisition is expected to provide New Tel with a combined residential and corporate customer base of around 300,000. Combined customers for the Merged Entity are currently tolling over 1 billion minutes per year, which, if sustained, is expected to result in revenues in excess of A$250 million per annum.

Key strategic and financial benefits that may arise from the Acquisition include:

- **Penetration into niche markets** – Digiplus targets the niche markets of identifiable ethnic communities which is consistent with the Company's marketing strategy. Digiplus' targeted marketing has been extremely successful in penetrating into these communities resulting in approximately 150,000 active monthly billing customers to date. This means that the Company expects the Acquisition to approximately double the Company's existing customer base. Digiplus' targeted customer strategy includes a highly successful loyalty program that the Company plans to expand and offer to existing New Tel customers along with Digiplus products.
- **Revenue growth and profitability** – Digiplus has consistently demonstrated strong growth in sales and, following the completion of the Acquisition, New Tel will be well placed to capitalise on the consolidation of the Telecommunications sector. The Company will pursue means of adding further value to the combined business by a range of measures, including (to the extent permitted by existing arrangements with suppliers and other third parties) cross selling its own suite of products and services to the Digiplus customer base, leveraging economies of scale across the combined group, and reducing average customer acquisition costs.
- **Opportunity for further growth** – The increased customer base expected to result from the Acquisition will offer the Company a greater ability to introduce new products. This is because existing customers tend to take-up new products more rapidly than new customers and the earlier expected cash flows increase the forecast net present value of the investment.
- **Flexible service provision** – Digiplus operates as a switchless reseller, shipping call traffic through both ComVergent's and AAPT's networks. Further gross margin improvement is expected to occur following integration of the Digiplus business when the Company evaluates the most cost-effective options for the carriage of call traffic on existing networks or on the Company's network.
- **Innovative and experienced management team** – Digiplus will add depth to the Company's existing management team as it offers an experienced team with established expertise in the telecommunications industry. Digiplus' management has demonstrated innovative approaches to solving business issues and marketing the Company's products and services with most members of the management team being with the Company in excess of 2 years.
- **Multi-lingual call centre** – Digiplus' sales and customer service functions are performed through a multi-lingual call centre. This call centre is a key tool for accessing and retaining customers from within particular communities and is complemented by Digiplus' dealer network.
- **Established dealer network** – Digiplus has over 30 established dealers covering various community groups. The grass-roots connections with communities offered by the dealer network give Digiplus a distinct competitive advantage. Most dealers have been with the company in excess of 3 years.

Possible disadvantages and risks of the Acquisition for New Tel

Possible disadvantages and risks that may arise from the Acquisition include:

- **Dilutive effect of Acquisition** – In order to partly fund the Acquisition, New Tel proposes to issue additional Shares. By issuing these Shares, New Tel is diluting the interest of current Shareholders in the existing New Tel business. Should the Digiplus business not meet the expectations of New Tel management, current Shareholders may potentially be worse off.
- **Deferred consideration** – Part of the purchase consideration to be paid to the Vendors is to be funded from the ongoing cash flow generated by the Digiplus business. Should the Digiplus business not provide sufficient cash flow to meet these scheduled repayments, being a total of approximately

A$28.5 million in three instalments over a period of 15 months, New Tel must find an alternative source to fund the shortfall. If New Tel is unable to finance this shortfall and meet its obligations under the Share Purchase Agreement, the Vendors may enforce their rights under the security arrangements for the Acquisition (as to which see section 1 of this Explanatory Memorandum).

- **Synergies and cost savings** – New Tel anticipates that the proposed Acquisition will provide a number of synergies and cost savings with its existing telecommunications business. However, there is a risk that these synergies and savings may not be achieved to the extent that New Tel management currently envisage.
- **Business environment** – Cash flows generated by the Digiplus business are impacted by dynamics associated with the telecommunications industry, including:
  - changes in regulatory environment;
  - changes in the competitive environment, including the entry of new players; and
  - changes in technology which may render existing products or services obsolete or uncompetitive.

  Adverse changes in any of these factors may impact on the performance of the Merged Entity.

1.4 Unaudited Pro forma Statement of Financial Position

Australian subsidiaries

The following table sets out:

- the unreviewed consolidated Statement of Financial Position of New Tel and its controlled entities as at 31 December 2001 (adjusted to reflect the acquisition of Cable and Telecoms Limited by New Tel in March 2002);
- the unaudited consolidated Statement of Financial Position of Digiplus as at 31 December 2001; and
- the unaudited pro forma consolidated Statement of Financial Position of the Merged Entity as at 31 December 2001, on the assumption that the transactions contemplated by the Share Purchase Agreement (excluding the acquisition of the NZ Companies) was completed on 31 December 2001.

The pro forma consolidated Statement of Financial Position of the Merged Entity has been prepared based on the adjustments and assumptions specified in the notes set out below, New Tel's unreviewed Appendix 4B Statement of Financial Position as at 31 December 2001 and Digiplus' unaudited management accounts as at 31 December 2001.

$,000	New Tel	DigiPlus	Adjustments	Proforma Merged Entity
CURRENT ASSETS				
Cash	15,418	6,105	720	22,243
Receivables	29,191	13,732		42,923
Other	7,602	6,961		14,563
Total Current Assets	**52,211**	**26,798**	**720**	**79,729**
NON-CURRENT ASSETS				
Property, plant & equipment	23,117	0		23,117
Intangibles	34,400	0	45,420	79,820
Other	3,847	0		3,847
Total Non-Current Assets	**61,364**	**0**	**45,420**	**106,784**
TOTAL ASSETS	**113,575**	**26,798**	**46,140**	**186,513**
CURRENT LIABILITIES				
Payables	47,023	10,768		57,791
Interest-bearing liabilities	6,108	10,000		16,108
Other	5,527	207		5,734
Vendor finance	0	0	20,000	20,000
Provisions	5,745	943		6,688
Total Current Liabilities	**64,403**	**21,918**	**20,000**	**106,321**
NON-CURRENT LIABILITIES				
Interest-bearing liabilities	5,072	0		5,072
Provisions	4,363	300		4,663
Vendor finance	0	0	8,500	8,500
Other	1,501	0		1,501
Total Non-Current Liabilities	**10,936**	**300**	**8,500**	**19,736**
TOTAL LIABILITIES	**75,339**	**22,218**	**28,500**	**126,057**
NET ASSETS	**38,236**	**4,580**	**17,640**	**60,456**
EQUITY				
Contributed equity	166,005	0	22,220	188,225
Reserves	340	0		340
Outside Equity Interests	(94)	0		(94)
Accumulated (losses) / profits	(128,015)	4,580	(4,580)	(128,015)
TOTAL EQUITY	**38,236**	**4,580**	**17,640**	**60,456**



Notes to the Pro forma Statement of Financial Position

The following notes form part of and should be read together with the above Pro Forma Statement of Financial Position for the Merged Entity:

- The A$45.420 million adjustment to intangibles includes goodwill on consolidation, which represents the Digiplus customer base, dealer network and override code and the future cash flows of the Digiplus business which are being acquired by New Tel.
- Vendor finance totalling A$28.5 million has been included in the Pro forma Statement of Financial Position reflecting A$10 million payable three months after the completion date, A$10 million payable nine months after the completion date and A$8.5 million 15 months after the completion date, as set out in the Share Purchase Agreement.
- The A$22.22 million adjustment to contributed equity reflects New Tel issuing that number of fully paid ordinary shares having a value (based on the formula in the Share Purchase Agreement) of A$10 million and the issue and allotment of 65 million shares at an issue price of A$0.20 per share raising A$13 million by way of placement (less costs); part of which is subsequently to be paid to the Vendors as part of the consideration payable.
- The $0.72 million adjustment to cash reflects the balance of cash proceeds from the $13 million capital raising, less costs of the placement and subsequent to payment of the first instalment of $11.5 million on the Completion Date (as to which see section 2.1 of this Explanatory Memorandum).
- A purchase price of A$50 million has been assumed for the above Pro forma Statement of Financial Position. However, this amount will be adjusted according to the net asset or net liability position of Digiplus as at the date of the completion accounts.
- The Proforma Statement of Financial Position has been based upon the consolidated management accounts for Digiplus as at 31 December 2001 and New Tel's unreviewed Statement of Financial Position as at 31 December 2001 adjusted for the acquisition of Cable & Telecoms Limited which was completed in March 2002 for consideration of approximately $17.2 million. As such, the Pro forma is based on the assumptions that the Digiplus and Cable & Telecoms Limited acquisitions had occurred as at 31 December 2001.
- The Digiplus Statements of Financial Position are in the process of being audited and the Cable & Telecoms Limited and New Tel Statements of Financial Position are in the process of being reviewed. Upon completion of the respective audit and reviews, the Statements of Financial Position for Digiplus, Cable & Telecoms Limited and New Tel may differ to the proforma merged entity - Statement of Financial Position set out above.
- The Proforma Statement of Financial Position does not reflect the impact of the proposed acquisition of Delta Phones Pty Ltd announced to the ASX on 25 June 2002 (as to which see section 2.3 of this Explanatory Memorandum).
- The Proforma Statement of Financial Position does not reflect any contingent liabilities including potential issues connected with the Acquisition which are the subject of separate arrangements between New Tel and the Vendors (as to which see section 12.4 of this Explanatory Memorandum). Based on the information presently available, New Tel expects that its liability in respect of those arrangements will not exceed A$5 million.

NZ Companies

Draft management accounts for the year ended 31 December 2001 indicate that the NZ Companies had a net asset deficiency of A$0.6 million comprising total assets of A$4.9 million (including cash of A$4.0 million) and total liabilities of A$5.5 million (including loans from related parties of A$5.2 million). New Tel will undertake further due diligence inquiries in relation to the NZ Companies (including finalisation of a statement of financial position) before determining whether to retain those entities within the Merged Entity (see section 2.2 of this Explanatory Memorandum).

1.5 Unaudited Statement of Financial Performance

Australian subsidiaries

The following table sets out the condensed unaudited consolidated Statement of Financial Performance of Digiplus for the 3 months ended 31 March 2002.

	Digiplus (A$ '000)
Revenue	24,875
Cost of Sales	16,434
Gross Profit	8,441
Other Expenses	4,100
Earnings before interest and tax	**4,341**

NZ Companies

Information in relation to the NZ Companies' current 2002 financial performance is currently not available. Draft management accounts for the year ended 31 December 2001 indicate that the NZ Companies recorded revenue of approximately NZ$7.9 million and a loss before tax of NZ$0.3 million. New Tel will undertake further due diligence inquiries in relation to the NZ Companies (including finalisation of a statement of financial performance) before determining whether to retain those entities within the Merged Entity (see section 2.2 of this Explanatory Memorandum).

1.6 Effect of Acquisition on New Tel Group cash flows

The current directors of Digiplus are not aware of any reason why the EBIT of the Digiplus Group of A$4.34 million for the three months ended 31 March 2002 (ie. approximately A$1.4 million per month) will not be replicated for the operations of the Digiplus Group for the balance of the calendar year ending 31 December 2002. Some or all of these funds may be used to finance part of the Balance Purchase Price.

For the current financial performance of the Digiplus group to continue, it is assumed that the key financial performance drivers of the business, including subscriber numbers, working capital, wholesale charges and profit margins remain constant. If factors impacting upon these assumptions vary, a material impact may occur upon the financial results (including cash flow) of the business.

The audited financial statements of Digiplus Pty Ltd for the year ended 30 December 2000, and the unaudited management accounts for Digiplus Pty Ltd for the year ended 31 December 2001, include the following information about the historical cash flows of the Digiplus Group:

- Digiplus Pty Ltd's audited financial statements report cash flow from operations of A$9.7 million for the year ended 31 December 2000 (ie. approximately A$0.8 million per month) which was primarily advanced to related parties and partially increased cash held;
- Digiplus Pty Ltd's management reports state cash flow from operations of A$11.2 million for the year ended 31 December 2001 (ie. approximately A$0.9 million per month) which was primarily paid out in dividends and partially increased cash held; and
- no taxation payments were made during the year ended 31 December 2001 and a provision for taxation of approximately A$0.9 million exists in the 31 December 2001 Statement of Financial Position

The current directors of Digiplus have indicated that the nature of the Digiplus business is such that capital expenditure requirements are relatively minor. This is evidenced by the immaterial amount of fixed assets in the Digiplus Statement of Financial Position.

2 Background to Resolutions

2.1 Funding for Acquisition

The proposed Acquisition contemplates that Nordan and Kildare will sell to the Company all of the issued share capital in Digiplus Investments, a company incorporated in New Zealand.

The purchase price payable by the Company for the shares in Digiplus Investments is A$50 million (payable by A$40 million in cash and A$10 million in Shares) increased by the amount of Net Assets or decreased by the amount of Net Liabilities. Of this amount, A$1.55 million is to be paid to BankWest as consideration for the extinguishment of an option to acquire shares in Digiplus Holdings Pty Ltd.

In addition to the above amounts, New Tel has contingent obligations under the arrangements described in section 12.4 of this Explanatory Memorandum.

The A$40 million cash portion of the Purchase Price is payable in four instalments, with the first instalment of A$11.5 million payable on the Completion Date (comprising a payment of A$9.95 million to the Vendors and A$1.55 million to BankWest as described above), and the balance of A$28.5 million payable in three instalments three, nine and 15 months after the Completion Date. Any adjustment to the Purchase Price for the Net Assets or Net Liabilities will be made to the first instalment of the Balance Purchase Price and, if necessary, to the other instalments of the Balance Purchase Price.

The Company is seeking to raise A$13 million by way of a placement to assist in paying the cash portion of the Purchase Price or, in the event that the Acquisition does not proceed, for working capital purposes. This placement is the subject of Resolution 1, which is considered in further detail in section 3 of this Explanatory Memorandum.

The number of Shares to be issued to Nordan and Kildare in satisfaction of the first share component of the Purchase Price is calculated by dividing A$10 million by the average of 22 cents (being the closing price of the Company's Shares on 14 March 2002, the business day prior to the date on which the Heads of Agreement relating to the transaction were signed) and the lower of 50 cents and the weighted average market price of New Tel shares on ASX over the last 5 business days prior to the Completion Date. These Shares are to be issued at completion of the Share Purchase Agreement and are the subject of Resolution 2, which is considered in further detail in section 4 of this Explanatory Memorandum.

2.2 Acquisition of NZ Companies

The Share Purchase Agreement allows the Company a period in which to elect whether to retain the NZ Companies, in order to allow the Company time to conduct further due diligence and assess the trading performance of the NZ Companies.

If the Company elects to retain the NZ Companies, then the NZ Consideration is also payable to the Vendors (to the extent permitted by law). The NZ Consideration comprises ordinary shares in New Tel having a value equal to the combined EBIT of Digiplus Limited and Codex Limited for the months October, November and December 2002 multiplied by 13.2 (as shown in the accounts to be prepared for those companies). The number of Shares to be issued to Nordan and Kildare in satisfaction of the NZ Consideration will be calculated on a value of New Tel shares of the higher of 22 cents and the weighted average market price of New Tel shares on ASX over the last 5 business days prior to the issue of these shares. In accordance with the Share Purchase Agreement, these Shares are to be issued 5 business days after the finalisation of the accounts for the NZ Companies for the months October, November and December 2002.

Listing Rule 7.3.2 has the effect that any shareholder approval of the proposed Share issue to satisfy the NZ Consideration obtained at the Meeting would become stale before the shares could be issued, since the proposed issue is dependent on the trading performance of the NZ Companies for the months October, November and December 2002 and therefore is not intended to occur within 3 months after the Meeting. For this reason, the Company intends to seek separately shareholder approval for this issue, if it is required at the time of such issue.

If the Company elects to retain the NZ Companies, then, in addition to issuing New Tel shares to satisfy the NZ Consideration, it will make a cash payment or receive a reimbursement (by way of adjustment to the purchase price) equal to the Net Assets or Net Liabilities of the NZ Companies.

2.3 Financial assistance in relation to funding of Acquisition

There are three elements of the proposed purchase price payment structure which may constitute financial assistance by members of the Digiplus Group to the Company to purchase the shares in Digiplus Investments, within the meaning of section 260A of the Corporations Act, namely:

- the grant to Nordan and Kildare of charges over assets of members of the Digiplus Group as security for payment of the Balance Purchase Price;
- the use of cash flows generated within the Digiplus business to partly fund the cash component of the Balance Purchase Price; and
- the entry by any one or more companies in the Digiplus Group into an A$7 million revolving credit facility agreement with (among others) BankWest and any associated security documents.

As the Company will be the holding company of Digiplus immediately after and into completion of the Acquisition, approval of the financial assistance by special resolution of Shareholders must be obtained under section 260B of the Corporations Act. This is the subject of Resolution 4, which is considered in further detail in section 5 of this Explanatory Memorandum.

2.4 Acquisition of Delta Phones Pty Ltd

On 25 June 2002, the Company announced that it had entered an agreement with Mario Salvo, Bilpin Projects Pty Ltd and New Era Telecommunications Pty Ltd (Delta Vendors) to purchase Delta Phones Pty Ltd (Delta), one of New Tel's major mobile phone dealers. The purchase consideration is A$4 million paid as Convertible Notes with up to a further A$1 million in performance incentives paid in New Tel ordinary shares. The Convertible Notes may be converted into shares any time between 9 September 2002 and 26 December 2003, with the number of shares to be issued to be determined by the closing price on the day prior to the conversion notice being received by the Company up to a maximum of 17.8 million shares. The performance incentives are based on the number of net mobile phone activations achieved in three years, with the number of shares to be issued to be determined by the closing share price at the end of that period.

The Company has also entered into a separate agreement with parties related to the vendors Delta for the issue of a separate tranche of Convertible Notes, which is considered in further detail in section 2.4 of this Explanatory Memorandum.

To the extent necessary, the Company intends to seek separately shareholder approval for the issue of the Convertible Notes as part of the Delta acquisition and for any proposed actions it is advised may constitute financial assistance within the meaning of the Corporations Act.

2.5 Issue of Convertible Notes

As a further alternative for funding the Acquisition, the Company has entered into an agreement with Mario Salvo, Bilpin Projects Pty Ltd and New Era Telecommunications Pty Ltd (who are parties related to the vendors of Delta) for the issue of 8,888,888 Convertible Notes for a consideration of A$2 million (ie. an issue price of A$0.225 per note) to be paid to the Company in cash. The issue of the Convertible Notes is conditional upon the completion of the Acquisition.

Each Convertible Note may be converted at the holder's election into one Share at any time after 6 September 2002 (provided that a minimum of 1,111,111 Convertible Notes may be converted at any one time). In addition, for every two Convertible Notes converted into Shares at the time of conversion the Company will issue one Option exercisable at A$0.50 on or before 31 December 2004 on the terms of the Company's quoted options. The terms of the Options are set out in Annexure A of this Explanatory Memorandum.

Unless they are earlier converted to Shares, at any time after 8 September 2003, each Convertible Note may be redeemed at the holder's election for its issue price of A$0.225 plus interest calculated annually at the Official Cash Rate plus 2% at the date of the redemption notice (provided that a minimum of 1,111,111 Convertible Notes may be redeemed at any one time). No periodic interest payments are required.

If the holder does not elect to convert or redeem a Convertible Note before 26 September 2003, then the Company may require the holders to either convert or redeem it.

The Company intends to seek separately any required shareholder approval for this issue.



2.6 Other matters

Resolutions 5–9 are not directly connected to the Acquisition. Resolutions 5–7 have been proposed so that Shareholders may approve, for the purposes of Listing Rule 7.4, previous issues of securities made by the Company. This will enable the Company to respond quickly to any need or opportunity to issue additional securities in the future should the directors consider such an issue to be in the best interests of the Company, without having to seek Shareholder approval under Listing Rule 7.1. Resolutions 8 and 9 have been proposed to enable the Company to issue options to Mr Peter Malone and to Mr Gary Koh.

3 Resolution 1 - Approval of placement to partly fund Acquisition

The Company is proposing to make private placements of 65,000,000 Shares and 65,000,000 Options to raise A$13 million. The A$13 million will be used to partly fund the Acquisition or, if the Acquisition does not proceed, for working capital purposes. The placements are subject to Shareholder approval under Resolution 1.

Rule 7.1 of the Listing Rules requires a company that wishes to issue more than 15% of its securities in any 12 month period to obtain shareholder approval by way of ordinary resolution (unless the issue is exempted under Listing Rule 7.2). New Tel has already made certain issues of securities in the current 12 month period and has limited capacity within its 15% threshold under Listing Rule 7.1. The proposed placements will cause the Company to exceed its 15% threshold and so require Shareholder approval.

The following additional information in relation to this resolution is required under Listing Rule 7.3.

Maximum number of securities New Tel is to issue

The maximum number of securities New Tel will issue under the placements will be 65,000,000 Shares and 65,000,000 Options.

Date of issue of securities in placement

New Tel will issue the Shares and Options under the placements on a date which is no later than 3 months after the date of the Meeting.

Issue price of the securities

The Shares will be issued at an issue price of A$0.20 each and the Options will be issued for free.

Names of allottees

It is intended that the Shares and Options will be issued and allotted to Spring Valley Trading Ltd or to nominees of Spring Valley Trading Ltd.

In the event that Spring Valley Trading Ltd or its nominees do not take up the placements, the directors reserve the right to issue the Shares and Options to any other person the directors may identify or select.

Terms of the Shares and Options

The Shares will have the same terms and conditions and rank pari passu with the existing Shares quoted on ASX. The terms of the Options are set out in Annexure A of this Explanatory Memorandum.

The Options will have an exercise price of A$0.50, expiry date of 31 December 2004 and otherwise have the same terms and conditions and rank pari passu with the existing options of New Tel quoted on ASX.

Intended use of funds raised

The funds raised will be used to partly fund the purchase price for all of the issued shares in Digiplus Investments, or if the Acquisition does not proceed for any reason, the funds raised will be used for working capital. As noted in section 2.5 of this Explanatory Memorandum, the Company may also use the A$2 million that may be raised by the issue of the Convertible Notes for funding the Acquisition.

4 Resolution 2 - Approval of issue of shares to Vendors

As stated in section 3 of this Explanatory Memorandum, the Company is not permitted to issue more than 15% of its issued capital under Listing Rule 7.1 without Shareholder approval. The issue of Shares to Kildare and Nordan as part consideration for the purchase of Digiplus will cause New Tel to exceed its 15% threshold. Accordingly, Shareholder approval is required for this issue.

The following additional information in relation to this resolution is required under Listing Rule 7.3.

Number of securities New Tel is to issue

The number of securities to be issued by New Tel to the Vendors will be determined by the following formula:

A$10 million (being the commercially agreed value of the equity component of the consideration payable to the Vendors) divided by the average of:

- the closing price of New Tel's shares on 14 March 2002 being A$0.22; and
- the lower of:
  - A$0.50 cents; and
  - the weighted average market price of New Tel shares on ASX over the last 5 business days prior to the date of completion of the Share Purchase Agreement.

Date of issue of Shares

New Tel will issue the Shares to the Vendors on the date of completion determined in accordance with the Share Purchase Agreement, which shall be no later than three months after the date of the Meeting. It is presently anticipated that completion will occur on 6 September 2002.

Issue price of the securities

The issue price of the Shares will be the average of:

- the closing price of New Tel's shares on 14 March 2002 being A$0.22; and
- the lower of:
  - A$0.50 cents; and
  - the weighted average market price of New Tel shares on ASX over the last 5 business days prior to the date of completion of the Share Purchase Agreement.

Basis upon which allottees will identified or selected

The allottees of the Shares will be the Vendors who will each receive one half of the Shares.

Terms of the Shares

The Shares will have the same terms and conditions and rank pari passu with the existing Shares quoted on ASX.

Intended use of funds raised

No funds will be raised by the issue of the Shares to Kildare and Nordan. The Shares issued to Kildare and Nordan are in part payment of the purchase price for all of the issued shares in Digiplus Investments which owns the Digiplus telecommunications business.



5 Resolution 3 - Financial assistance

Corporations Act 2001 requirements

Section 260A of the Corporations Act 2001 permits a company to financially assist a person to acquire shares in the company or a holding company of the company only if:

- the assistance does not materially prejudice:
    - the interests of the company or its shareholders; or
    - the company's ability to repay its creditors; or
- the assistance is approved by a special resolution of shareholders under the procedure in section 260B of the Corporations Act; or
- the assistance is exempted under one of the small number of exemptions in section 260C of the Corporations Act.

There is no definition of what constitutes financial assistance in the Corporations Act. The common law has defined the term very broadly.

The Corporations Act makes it clear that financial assistance can occur before, during or after the acquisition of shares in a company.

If a company giving financial assistance will be a subsidiary of a listed domestic corporation immediately after the share acquisition for which the financial assistance is being given, shareholder approval is required not only of the company providing the assistance but also of the listed holding company.

In addition to the approval sought at this meeting, the Digiplus Group's financial assistance to the Company to acquire Digiplus Investments' shares must be approved by each of the companies in the Digiplus Group. The Share Purchase Agreement obliges the Vendors to arrange for this to occur prior to completion of the transaction.

Nature of financial assistance

As explained at section 2 of this Explanatory Memorandum, it is proposed that A$21.5 million of the A$50 million purchase price is paid on the Completion Date, comprising the issue of A$10 million in new Shares and the payment of A$11.5 million cash (of which A$1.55 million will be paid to BankWest). A further approximately A$28.5 million (subject to adjustments) will be paid in three instalments during the 15 months after completion, and the NZ Consideration (in the absence of exercise by the Company of its right to require divestment of the NZ Companies) within 12 months after the Completion Date.

The Company intends to finance the payment of the cash component of the Purchase Price from a combination of private placements referred to in Resolution 1, existing cash reserves, the cash surplus which the Digiplus business generates and, if necessary, from funds made available by BankWest under a proposed A$7 million revolving credit facility (see section 12.2 of this Explanatory Memorandum).

There are three elements of the proposed purchase price payment structure which may constitute financial assistance by members of the Digiplus Group to the Company to purchase the shares in Digiplus Investments, within the meaning of section 260A of the Corporations Act, namely:

- the grant to Nordan and Kildare of charges over assets Digiplus as security for payment of the Balance Purchase Price;
- the use of cash flows generated within the Digiplus business to partly fund the cash component of the Balance Purchase Price; and
- the entry by any one or more of the companies in the Digiplus Group into a A$7 million revolving credit facility agreement with (among others) BankWest and by any one or more of the companies in the Digiplus Group into any associated security documents .

As the Company will be the holding company of Digiplus immediately after completion of the Acquisition, approval of the financial assistance by special resolution of Shareholders must be obtained under section 260B(3) of the Corporations Act.

In order to provide Shareholders with sufficient information to decide whether to approve the financial assistance the nature and effects of the financial assistance are examined in more detail below.

Provision of fixed and floating charges and share mortgage

To provide the Vendors with security for payment of the Balance Purchase Price, each of the companies in the Digiplus Group will provide a fixed and floating charge over all of its present and future assets in favour of Nordan and Kildare. If it is necessary to release the original charges in connection with proposals to register Digiplus Investments in Australia as a proprietary company limited by shares, the companies in the Digiplus Group will be required by the Share Purchase Agreement to grant replacement charges in the same terms.

In addition, the Company will grant to Nordan and Kildare a mortgage over the shares in Digiplus Investments. However, this is not considered to be financial assistance flowing from the Digiplus Group and Shareholder approval is not required for this grant.

As noted above, the reason for the provision of the charges and mortgage is to provide the Vendors with security for payment of the Balance Purchase Price.

The effect of the provision of the charges and mortgage is that after the Acquisition:

- the present and future assets and undertaking of the companies in the Digiplus Group; and
- the shares in Digiplus Investments,

will be pledged to Nordan and Kildare to secure payment of the Balance Purchase Price. If the Company does not pay any or all of the Balance Purchase Price on time and in accordance with the terms of the Share Purchase Agreement and the charge documentation, the assets of the Digiplus Group, or the shares in Digiplus Investments, may be sold by Kildare and Nordan on enforcement of their securities, with the proceeds of sale being applied to payment of the Balance Purchase Price.

Under the terms of the charge documentation, the Company is required to maintain a blocked account into which certain funds of the Digiplus Group are paid on a monthly basis and which can only be accessed for the purposes of funding the Balance Purchase Price payable under the Share Purchase Agreement (and certain ancillary purposes). Digiplus is required to deposit the lesser of the normalised pre-tax monthly earnings of the Digiplus Group and A$1.5 million into the blocked account each month until the amounts outstanding under the Share Purchase Agreement have been paid. Pre-tax monthly earnings are normalised on the basis of the lower of the prevailing wholesale carriage rates charged by the Company and the rates payable by Digiplus for the month of June 2002 under its existing carriage arrangements with the RSL companies. Surplus funds may be distributed at the Company's election.

Part payment of Balance Purchase Price

As explained in section 2 of this Explanatory Memorandum, it is intended that part of the Balance Purchase Price will be financed from cash flow generated by the Digiplus business. This may occur by a number of means including, but not limited to, the payment of dividends or capital distributions by members of the Digiplus Group, or the making of inter-company loans by members of the Digiplus Group, directly or indirectly to the Company.

The main effect of using cash flow generated by the Digiplus business to part finance the Acquisition is that those funds can not be utilised for other purposes in the businesses of New Tel and Digiplus. However, the Company expects that these funds will not be required for any other such purposes.

BankWest revolving credit facility

It is proposed that Digiplus will enter into a A$7 million revolving credit facility agreement with (amongst others) BankWest for the purpose of obtaining debt funding for payment of the cash component of the Purchase Price. The companies in the Digiplus Group will be required to grant security over their respective assets in connection with the loan facility agreement. This security will also amount to financial assistance in connection with the Acquisition.

Further information in relation to the proposed facility with BankWest is set out in section 12.2 of this Explanatory Memorandum.

New Tel

Effect of the financial assistance on New Tel

As indicated in section 1.6 above, the cash flows of the Digiplus business should ensure that, apart from the proceeds of the placement that is the subject of Resolution 1, the Acquisition is self funding. This should mean that the capacity of New Tel to meet other funding requirements will not be impacted by the structure of the Acquisition. The Directors are confident that the Company will be able to pay the Balance Purchase Price on or before the due date for payment and that the charges to be granted by the Digiplus Group will be released following payment of the Balance Purchase Price.

6 Resolution 4 - Ratification of issue of options to Wainter

Listing Rule 7.4 provides that an issue of securities made without shareholder approval under Listing Rule 7.1 can be treated as having been made with shareholder approval if the company had capacity in its 15% threshold to make the issue at the time of issue and shareholders subsequently approve the issue. Accordingly, Listing Rule 7.4 allows companies to "refresh" their ability to issue new securities up to the 15% threshold by ratifying previous issues of securities.

Resolutions 4, 5, 6 and 7 have been proposed so that Shareholders may approve, for the purposes of Listing Rule 7.4, previous issues of securities made by the Company. This will enable the Company to respond quickly to any need or opportunity to issue additional securities in the future under Listing Rule 7.1 should the directors consider such an issue to be in the best interests of the Company, without having to seek Shareholder approval.

If Resolutions 4, 5, 6 and 7 are not passed, the Company may be required to incur the cost and delay of holding an extraordinary general meeting of Shareholders before proceeding with any future equity raising.

The following information in relation to Resolutions 4, 5, 6 and 7 is required by Listing Rule 7.5.

Following the successful takeover of Cable & Telecoms Limited by the Company, the Company purchased all of the rights of Wainter Pty Ltd under an agreement under which Wainter Pty Ltd agreed to sell all the issued capital in UDC Group Pty Ltd to Cable & Telecoms Limited (including the right to any amounts owing by Cable & Telecoms Limited to Wainter under that sale agreement or otherwise). Part of the consideration payable to Wainter Pty Ltd was the issue, on 6 February 2002, of 2,000,000 Options to Wainter at a deemed issue price of A$0.065 each with an exercise price of A$0.50 and expiry date of 31 December 2004. The Options were otherwise issued on the same terms and conditions as the Options quoted on ASX. The terms of the Options are set out in Annexure A of this Explanatory Memorandum. No funds were raised by the issue of the Options.

At the time of the issue of the Options to Wainter, the Company had capacity to issue the Options under Listing Rule 7.1. New Tel is now seeking ratification of the issue of Options to Wainter Pty Ltd.

7 Resolution 5 - Ratification of share and option placement to continue funding for China ISP and portal programme

On 4 January 2002 New Tel made a share and option issue to fund the continued development of the China ISP and portal programme.

The issue was of 10,000,000 Shares at an issue price of A$0.225 each, together with, for each two shares issued, one free attaching Option exercisable at A$0.50 on or before 31 December 2004, and otherwise on the terms of the options quoted on ASX, to clients of Findlay & Co Stockbrokers Limited. The terms of the Options are set out in Annexure A of this Explanatory Memorandum. This issue raised A$2,250,000 in working capital for the purposes of funding the continued progress of the Company's China ISP and portal programme.

At the time of issue of these Shares and Options, the Company had capacity to issue the Shares and Options under Listing Rule 7.1. The Company is now seeking ratification of the issue of the Shares and Options.

8 Resolution 6 - Ratification of issue of options to Cable & Telecoms option holders

On 2 May 2002 and 9 May 2002 the Company issued a total of 3,099,497 Options to option holders in Cable & Telecoms Limited as consideration for the acquisition of those options.

Following the successful takeover of Cable & Telecoms Limited by the Company, the Company offered to acquire all of the issued options of Cable & Telecoms Limited in consideration for Options in New Tel. The Company issued the new Options at a deemed issue price of A$0.065 each exercisable at A$0.50 on or before 31 December 2004, and otherwise on the terms of the New Tel options quoted on ASX. The terms of the Options are set out in Annexure A of this Explanatory Memorandum.

At the time of issue of these Options, the Company had capacity to issue the Options under Listing Rule 7.1. The Company is now seeking ratification of the issue of the Options.

9 Resolution 7 - Ratification of issue of shares to BioProspect

In connection with the successful takeover of Cable & Telecoms Limited by the Company, on 31 May 2002 the Company issued to BioProspect Limited (BioProspect) 1,111,111 fully paid ordinary shares in the Company at a deemed issue price of A$0.225. No funds were raised by the issue of these Shares.

Cable & Telecoms Limited and BioProspect entered into a heads of agreement on 13 September 2001 relating to the sale by Cable & Telecoms Limited to BioProspect of Medic Vision Limited and E-Communications and Networks Limited (subsidiaries of Cable & Telecoms Limited). BioProspect elected not to proceed with this transaction and made a claim for the repayment of a A$250,000 deposit it had paid to Cable & Telecoms Limited. As New Tel now wholly owns Cable & Telecoms Limited, it negotiated the resolution of Bioprospect's claim against that company. The issue of the Shares to BioProspect was the result of a commercial arrangement under which BioProspect agreed to accept the Shares in satisfaction of its claim for a refund of the A$250,000 deposit.

At the time of the issue of the shares to BioProspect, the Company had capacity to issue the shares under Listing Rule 7.1. New Tel is now seeking ratification of the issue of Shares to BioProspect.

10 Resolutions 8 and 9 - Approval of Issue of Options to Mr P F Malone and Mr G T H Koh

The Company proposes to issue to Mr Peter Francis Malone (Mr Malone), the Managing Director and CEO of the Company, and to Mr Gary Tuck Hong Koh (Mr Koh), a Director of the Company, respectively 50,000,000 and 5,000,000 options to subscribe for fully paid ordinary shares in the capital of the Company.

Rule 10.11 of the Listing Rules requires shareholder approval to be obtained for the issue of equity securities to a related party. Chapter 2E of the Corporations Act requires shareholder approval to be obtained for the giving of a financial benefit to a related party. Since a director is considered to be a related party and the issue of options involves the giving of a financial benefit, a company that wishes to issue options to one of its directors must obtain shareholder approval prior to the issue under both rule 10.11 of the Listing Rules and, to the extent that one of the permitted exceptions does not apply, Chapter 2E of the Corporations Act 2001. If approval is given pursuant to rule 10.11 of the Listing Rules, approval does not need to be obtained under rule 7.1 of the Listing Rules.

The following information in relation to Resolution 8 is required by rule 10.11 of the Listing Rules and Chapter 2E of the Corporations Act 2001.



Maximum number of securities New Tel is to issue

The maximum number of securities New Tel will issue is 50,000,000 options to Mr Malone and 5,000,000 options to Mr Koh.

Date of issue of securities

New Tel will issue the options on a date which is no later than 1 month after the date of the Meeting.

Issue price of the securities

The options will be issued for free.

Names of allottees

The options will be issued to Mr Malone or his nominee and to Mr Koh or his nominee.

Terms of the options

These options will be exercisable in 3 tranches, at a range of exercise prices and on the conditions set out below.

Tranche	Mr Malone - Number of Options	Mr Koh - Number of Options	Exercise Price	Expiry Date	Conditions to Exercise
1	25,000,000	2,500,000	$0.25	3 years from date of issue	None
2	12,500,000	1,250,000	$0.35	4 years from date of issue	New Tel Group attaining earnings before interest, tax, depreciation and amortisation (EBITDA) of at least $1 million per calendar month for 3 consecutive calendar months. Such EBITDA to be verified by the Company's auditors at the next half yearly audit review or full year audit, which ever is earlier.
3	12,500,000	1,250,000	$0.50	5 years from date of issue	New Tel Group attaining EBITDA of at least $2 million per calendar month for 3 consecutive calendar months. Such EBITDA to be verified by the Company's auditors at the next half yearly audit review or full year audit, which ever is earlier.

The exercise price of the 3 tranches is above the current New Tel share price of approximately $0.16. The terms and conditions of the options are set out in Annexure B to this Explanatory Memorandum.

Intended use of funds raised

The options are being issued to Mr Malone and Mr Koh for no consideration and accordingly no funds are being raised from the issue of the options.

Financial benefit

Resolutions 8 and 9 would permit a financial benefit to be given to Mr Malone and Mr Koh who are directors of the Company, and therefore related parties of the Company.

The financial benefit is the proposed issue to Mr Malone and Mr Koh of respectively 50,000,000 and 5,000,000 options to subscribe for fully paid ordinary shares in the Company. The values of these benefits are detailed in the table below.

Directors recommendations

All of the directors of the Company (other than Mr Malone with respect to Resolution 8 and Mr Koh with respect to Resolution 9 who have an interest in the outcome of those Resolutions) recommend that all shareholders who are entitled to vote approve the issue of options to Mr Malone and Mr Koh by voting in favour of Resolutions 8 and 9. The Directors' reasons for recommending that shareholders approve the issue are:

1. to recognise the efforts of Mr Malone and Mr Koh and the changing dynamics of the telecommunications market;
2. to recognise the efforts of Mr Malone in causing an increase in the revenue of the Company to an annualised $250 million resulting from the acquisition of Digiplus;
3. that Mr Malone and Mr Koh are individuals who exert a critical influence on company results and that an incentive should be offered to them to continue their outstanding efforts over the medium to long term;
4. that the ultimate exercise of the options would bring substantial funds into the Company in the order of $16.88 million;
5. that the exercise prices of the options are all considerably above the price at which the Company's shares have recently traded on ASX; and
6. that half of the options are subject to performance criteria and are only exercisable upon specified performance milestones being achieved.

Mr Malone and Mr Koh do not wish to make a recommendation with respect to the resolutions concerning them as they have an interest in the outcome of the resolutions. Apart from Mr Malone with respect to Resolution 8 and Mr Koh with respect to Resolution 9, no director has an interest in these resolutions.

Other Information

The Directors have assessed an indicative value for the options to be granted to Mr Malone and Mr Koh as set out in the table below. An indicative value of the options prior to appropriate discounts being applied to these prima facie values (as outlined in the assumptions below) is also included for illustrative purposes.

Tranche	Mr Malone - Number of Options	Mr Malone Value	Mr Malone Value (prior to discounting)	Mr Koh - Number of Options	Mr Koh Value	Mr Koh Value (prior to discounting)
1 - exercisable at $0.25 immediately	25,000,000	$490,059	$980,117	2,500,000	$49,006	$98,012
2 - exercisable at $0.35 on meeting EBITDA criteria	12,500,000	$66,371	$442,473	1,250,000	$6,637	$44,247
3 - exercisable at $0.50 on meeting EBITDA criteria	12,500,000	$39,428	$394,283	1,250,000	$3,943	$39,428
TOTAL	50,000,000	$595,858	$1,816,873	5,000,000	$59,586	$181,687



The valuations are based on a valuation methodology using the Black-Scholes Option Pricing Model applying the following assumptions:

- The valuation has assumed that the issue date of the options was 15 July 2002. The valuation is not a representative valuation of the options at the proposed date of issue. In order for this valuation to be provided, a new valuation model would need to be run with updated assumptions at the time of issue;
- The Company's closing share price of $0.16 as at 12 July 2002; and
- an estimated future volatility of the Company's share price based on historical recorded volatilities in the Company's share price.

The Directors have also considered a number of other issues, including the application of appropriate discount rates, in calculating the value of the options. These include the following:

- The limitations and subjective nature of the Black-Scholes model;
- The subjective nature of the selection of the volatility factor;
- Discount of 50% applied to reflect the options are unlisted;
- Discounts of 70% and 80% being applied to recognise the probability of the conditions and performance hurdles being satisfied with respect to tranches 2 and 3 respectively. The Directors have assessed the risks attaching to these conditions as hurdles and have consequently made discount adjustments in arriving at the indicative valuation; and
- The other conditions of the options.

Assuming a share price of $0.16 and that the options are assessable at the date of issue, the value of the options for tax purposes is nil.

The highest and lowest market sale price for the Company's shares on ASX during the 12 months immediately preceding 12 July 2002 and the respective dates of those sales were:

Highest: $0.365 per share on 10 December 2001.
Lowest: $0.12 per share on 12 September 2001.

Mr Malone's and Mr Koh's respective current holdings of New Tel securities are as follows:

Name	Shares	Options	Exercise Price($)	Expiry Date
Mr Malone	1,228,500	3,400,000	$0.63	31/12/2002
		47,500,000	$2.00	31/12/2004
		11,875,000	$2.25	31/12/2004
		11,875,000	$2.50	31/12/2004
		11,875,000	$2.75	31/12/2004
		11,875,000	$3.00	31/12/2004
		25,000,000	$0.50	30/11/2004
		12,500,000 [1]	$0.75	30/11/2005
		12,500,000 [2]	$1.25	30/11/2006
Mr Koh	648,002	1,000,000	$0.63	31/12/2002

[1] This tranche is subject to the same EBITDA criteria as Tranche 2 described above
[2] This tranche is subject to the same EBITDA criteria as Tranche 3 described above

The issue of the options to Mr Malone and Mr Koh will have a substantial dilutive effect on the value of existing shareholders' holdings if the options are exercised. The dilutive effect if all the options issued to Mr Malone and Mr Koh are exercised would amount to approximately 16.5% of the ordinary fully paid shares on issue on the following assumptions:

- an issued capital of 282,995,883 ordinary shares (being the issued capital of the Company as at the date of finalisation of this notice of meeting); and
- no shares being issued on the exercise of any options currently on issue.

The dilutive effect will have a negative impact on ratios intended to analyse performance per share and may result in a decrease in the market price of New Tel shares. The issue may have consequences for the

Company's cost of capital and ability to raise funds. If the options are in-the-money when exercised, then the Company will be obliged to issue New Tel shares at a discount to the then prevailing market price. This discount would represent a transfer of part of the value the shareholders have in the Company to Mr Malone and Mr Koh.

The EBITDA of the Digiplus Group is approximately A$4.3 million for the three months ended 31 March 2002 (ie. Approximately A$1.4 million per month). However, New Tel's statement of financial performance indicates a loss before interest, tax, depreciation and amortisation of $23.3 million for the 6 months ended 31 December 2001 (ie. approximately $3.9 million per month). Consequently, based upon the most recent financial accounts available, the Directors believe the EBITDA hurdles set out above are both challenging and realistic. The Directors believe that the hurdles should ensure that Mr Malone and Mr Koh have incentives to make outstanding contributions to significantly improve the performance of the Company.

There are no taxation consequences for the Company resulting solely from the issue of the options to Mr Malone and Mr Koh.

The Company also intends to establish an employee share option plan which it believes is the most appropriate means to attract and retain key employees. The plan will provide employees with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company expects to have completed the documentation for the plan such that it should be operational by the date of the Meeting. As the plan will involve the issue of options in respect of less than 5% of the Company's issued share capital, the plan will not require shareholder approval. Options to be issued under the plan will come within the Company's Listing Rule 7.1 constraints.

Other than the information set out in this Explanatory Memorandum neither the Directors nor the Company are aware of any additional information which would be reasonably required by the shareholders to enable them to make a decision in relation to whether the issue of the options to Mr Malone and Mr Koh is in the Company's interests.

11 Directors' recommendation

Your Directors are of the view that the Acquisition is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of Resolutions 1 to 3 which are necessary for the Acquisition, for the following reasons:

- the Digiplus business has a strong strategic fit with the Company's business with both companies providing innovative products and services specifically targeted at migrant communities;
- the Digiplus business is producing, and is expected to continue to produce, a cash surplus which can (subject to the arrangements described above in relation to the payment of the Balance Purchase Price) be used to further the Company's growth;
- the Acquisition opens up opportunities to provide further services to New Tel's other target market niches of community, cultural and sporting associations; and
- the Acquisition should enable the Company to cross sell its own suite of products to Digiplus customers leveraging economies of scale across the Company and reducing total customer acquisition costs.

The Directors unanimously recommend that Shareholders vote in favour of Resolutions 4-7 inclusive to provide the Company with greater flexibility to raise capital in the future.

The Directors, save Mr Peter Malone with respect to Resolution 8 and Mr Gary Koh with respect to Resolution 9, also unanimously recommend that Shareholders vote in favour of Resolutions 8 and 9 for the reasons set out in section 10 of this Explanatory Memorandum.

12 Other information

12.1 FIRB and OIC approvals

Completion will not proceed until the approval of the FIRB and OIC has been obtained. The Company has submitted applications to these authorities in connection with the Acquisition and is not aware of any reason why unconditional approval will not be given in due course.



12.2 Commercial arrangements with financiers and suppliers

BankWest financing arrangements

In connection with the transaction, members of the Digiplus Group and New Tel propose to enter into a new A$7.0 million revolving credit facility with BankWest. This facility is to be secured by first ranking charges over the assets of members of the Digiplus group (other than in respect of Digiplus Contracts Pty Ltd, in respect of which the charge will be second ranking behind security granted to Optus in connection with mobile telephone telephony services), together with a guarantee by New Tel and a negative pledge by New Tel in respect of dividends or loans from members of the Digiplus group. The facility will have a maturity period of two years from completion.

Drawdown will be available under the facility for the purposes of funding working capital requirements and also for the purposes of funding the deferred consideration due under the Share Purchase Agreement.

The interest rate applicable under the facility is 1.25% per annum over the BBSY bid rate, plus a line fee of 1.25% per annum.

Availability will be subject to satisfaction of the usual conditions precedent, together with achievement of financial covenants including interest cover of more than five times and asset cover of not less than 200%.

New Tel will pay an arrangement fee of A$70,000 payable at completion.

New arrangements with Optus

In connection with the transaction, New Tel proposes to enter into new arrangements with Optus in relation to the provision of mobile telephony services to the expanded New Tel Group.

Under the terms of the existing arrangements between members of the Digiplus Group and Optus, Optus' consent was required to the transactions contemplated by the Share Purchase Agreement, in particular to the change in the control of members of the Digiplus Group triggered thereby. On 13 June 2002, Optus executed a deed of consent under which it consented to signing, but not completion, of the Share Purchase Agreement, on certain terms and conditions. Completion of the Share Purchase Agreement remains subject to a condition precedent regarding the execution of documentation between New Tel and Optus reflecting the new commercial arrangements which will apply after completion of the Share Purchase Agreement. The parties to the Share Purchase Agreement have agreed with Optus not to waive that condition precedent without Optus' prior written consent.

It is expected that the main features of the new arrangements between Optus and New Tel will include the following:

- The Digiplus Group will continue to operate under its existing Service Provider Agreement with Optus, subject to minor amendments resulting from the change of ownership of the Digiplus Group;
- New Tel has agreed to restructure its mobile operations and arrangements with Optus broadly in line with the Digiplus Group's existing arrangements with Optus as follows:
    - New Tel's existing Optus mobile customer base will be consolidated into a special purpose vehicle, New Tel Customers Pty Ltd, which has been established for that purpose;
    - New Tel Customers Pty Ltd will enter into a new Service Provider Agreement with Optus. It is expected that the commissions payable to New Tel Customers Pty Ltd by Optus and the charges payable to Optus by New Tel Customers Pty Ltd under the new Service Provider Agreement will be substantially unaffected;
    - New Tel Customers Pty Ltd will grant a charge over its property and assets to Optus, as security for its obligations under the new Service Provider Agreement;
    - New Tel Customers Pty Ltd will make an offer to sell to Optus the relevant mobile customer base on the termination of the Service Provider Agreement with Optus, at a valuation based on the net present value of New Tel's average margin for customers still subject to fixed term contracts, and an agreed proportion of that amount with respect to customers who are not subject to fixed term contracts. New Tel Customers Pty Ltd will grant Optus a charge over its customer base to secure its obligation under any agreement entered into between New Tel Customers Pty Limited and Optus for the transfer of the customer base to Optus;

- In consideration for Optus paying New Tel A$250,000, New Tel will release Optus from any claims it has under its existing Service Provider Agreement except in relation to commission payments accrued prior to the termination of that agreement; and
- New Tel may consolidate the mobile customers of Digiplus into the operations of New Tel Customers Pty Ltd within 2 years.

As the terms of the new arrangements with Optus are still under negotiation, no further or final detail can be provided at this time.

New Tel and Optus have agreed to negotiate in good faith with a view to concluding definitive documentation regulating their ongoing relationship as soon as possible. As noted above, if documentation is not concluded with Optus, the Acquisition cannot proceed.

Arrangements with the RSL Companies

Digiplus is party to certain agreements with the RSL Companies in relation to the provision of carriage services. New Tel requested, and the RSL Companies provided, consent for signing (but not completion) of the Share Purchase Agreement. As a condition precedent to completion of the Share Purchase Agreement, the agreement of certain of the RSL Companies is required in relation to certain matters including regarding the transfer of certain intellectual property rights in respect of the Digiplus business and consents under security granted in favour of certain of the RSL Companies.

12.3 ASX Waiver

The Company has obtained a waiver from ASX of Listing Rule 7.3.3 to allow the issue of shares to Nordan and Kildare calculated in accordance with the formula set out in Resolution 2.

The waiver of Listing Rule 7.3.3 is required because the formula set out in Resolutions 2 does not technically comply with that Listing Rule, since it does not prescribe a price for the issue of shares that is either a fixed price or a minimum price that is fixed or a stated percentage of the average market price.

12.4 Ongoing arrangements

The Company and the Vendors have reached a commercial arrangement in relation to the investigation and funding of certain potential liabilities of Digiplus. The quantum and timing of those liabilities cannot be determined with certainty in advance of further investigation. However, based on the information presently available, the Company expects that the total additional amounts which it may incur in respect of these matters, based on the funding arrangements agreement, will not exceed A$5 million.

12.5 Other material provisions of Share Purchase Agreement

Conditions precedent to completion

Conditions to the completion of the Acquisition include:

- the passing of resolutions 1 – 3 by the requisite majorities;
- completion of the placement the subject of Resolution 1;
- approval of the FIRB and the OIC;
- novations of an agreement with WorldxChange Pty Ltd to Digiplus Australia Pty Ltd;
- provision of necessary consents and approvals by BankWest, the RSL Companies and Telecom New Zealand;
- no material adverse change occurring, no warranties becoming false, misleading or incorrect and no material breach of the Share Purchase Agreement occurring; and
- provision of necessary security documents.

In addition, as noted above, completion of the Share Purchase Agreement is subject to obtaining Optus' consent. This consent will only be provided if new commercial arrangements are entered into between the Company and Optus. The requirement for consent cannot be waived by New Tel or the Vendors.

Completion

Completion is to occur on the later of 6 September 2002 (if all conditions are satisfied) or the last business day of the calendar month in which the last of the above conditions is satisfied. Accordingly, the earliest date of which completion is expected to occur is 6 September 2002. If completion does not occur on 6 September 2002, the next date it can occur is 30 September 2002.

Buyer's undertakings

From completion of the Share Purchase Agreement, the Company undertakes to act in good faith towards the Vendors, not to remove Messrs Robinson or Kotzohambos from office as director of Digiplus or from employment without cause, to provide Messrs Robinson and Kotzohambos with responsibility for the day to day management of the Digiplus Group (subject to the oversight of the board) and not to dispose of the legal or beneficial ownership of the Shares other than to a related body corporate.

Warranties

In the Share Purchase Agreement the Vendors provide various warranties (promises that statements about particular states of affairs are correct for which the maker must pay compensation if the statements are incorrect), including warranties to the effect of the following:

- that, although the Vendors hold the shares in Digiplus Investments on trust, they are able to procure the transfer of the legal and beneficial title to the shares to the Company without any legal impediment;
- that the information the Vendors have provided about Digiplus and the NZ Companies is accurate and complete;
- that the accounts for Digiplus have been prepared in accordance with the relevant accounting standards and show a true and fair view of Digiplus Investments and its subsidiaries' assets and liabilities;
- that Digiplus owns all the assets and intellectual property used in the business and the use thereof does not infringe the rights of any third party; and
- that Digiplus' business has been conducted in accordance with the law and no circumstances exist that might reasonably be expected to give rise to any litigation or prosecution.

There are limits on the claims which the Company may make pursuant to these warranties, including claim minimums and maximums. The Company will not be able to claim compensation in relation to matters which its advisers have identified during their due diligence investigations (unless such matters are the subject of a specific indemnity). Prior to completion of the transaction the Company has the right to decide not to proceed with the Acquisition if it is not satisfied that the warranties provided by the Vendors are correct.

Guarantee

The Vendors' obligations under the Share Purchase Agreement are guaranteed by Nick Kotzohambos and Mike Robinson who are two of the beneficiaries of the trusts on which the ownership of Digiplus Investments' shares are held by the Vendors.

Employment and non-competition

Each of Mike Robinson and Nick Kotzohambos will enter into fixed term service contracts with Digiplus Pty Ltd, with effect from completion of the Share Purchase Agreement. Mike Robinson will be employed for a period of 18 months from completion and Nick Kotzohambos for a period of 24 months from completion.

The Share Purchase Agreement requires the Vendors and Messrs Robinson and Kotzohambos not to engage in any business similar to that carried on by the Digiplus Group in Australia (and if the NZ Companies are retained, in New Zealand) for specified periods.

Severance of NZ Companies

In the event that the Company exercises its rights to require divestment of the NZ Companies, the Share Purchase Agreement contains a number of provisions relating to the separation of the those companies from Digiplus, including as to the provision of ongoing services (such as billing services) on arms-length terms.

13 Glossary

Acquisition means the acquisition of all the issued shares in Digiplus Investments under the terms of the Share Purchase Agreement and related transaction documents;

ASX means Australian Stock Exchange Limited;

Balance Purchase Price means the portion of the Purchase Price and the NZ Consideration due to the Vendors after completion of the Share Purchase Agreement as is outstanding at any time;

BankWest means the Bank of Western Australia Limited;

BioProspect means BioProspect Limited;

Company means New Tel Limited (ACN 009 068 955);

Completion Date means the date of completion of the Share Purchase Agreement;

Convertible Notes means convertible notes in the Company;

Digiplus Investments means Digiplus Investments Limited (AK/1161072) C/- Morrison Kent, Forsyth Barr Frater Williams Tower, 55-56 Shortland Street, Auckland, New Zealand;

Digiplus or Digiplus Group means Digiplus Investments and the Australian subsidiaries of Digiplus Investments, Digiplus Holdings Pty Ltd, Digiplus Pty Ltd and Digiplus Contracts Pty Ltd;

EBIT means pre-tax profit from normal operations after adding back all interest expense;

FIRB means the Foreign Investment Review Board of the Commonwealth of Australia;

Kildare means Kildare Assets Limited (AK/891317) of Auckland, New Zealand;

Listing Rules means the Listing Rules of the ASX;

Meeting means the meeting convened by this Notice of General Meeting;

Merged Entity means the pro forma combined entity comprising New Tel and Digiplus immediately after completion of the Share Purchase Agreement;

Net Assets means the aggregate of the consolidated current assets, prepayments and loans to employees of Digiplus Investments and its subsidiaries (other than the NZ Companies) (or in relation to calculation of the NZ Consideration, of the NZ Companies) less the consolidated total liabilities of Digiplus Investments and its subsidiaries (other than the NZ Companies) (or in relation to calculation of the NZ Consideration, of the NZ Companies) as shown in the consolidated accounts for Digiplus Investments and its subsidiaries (other than the NZ Companies) as at the Completion Date or, in relation to calculation of the NZ Consideration, of the NZ Companies, as at the date of completion of the acquisition of the NZ Companies) provided that if the amount is less than zero, that amount shall be **"Net Liabilities"**;

New Tel means New Tel Limited (ACN 009 068 955);

New Tel Group means New Tel Limited and its subsidiaries (ACN 009 068 955);

Nordan means Nordan Limited (AK/891316) of Auckland, New Zealand;

NZ Companies means Digiplus Limited and Codex Limited;

NZ Consideration means 13.2 times the combined EBIT of the NZ Companies for the months October, November and December 2002, adjusted for the Net Assets or Net Liabilities of the NZ Companies (as shown in the accounts to be prepared for those companies under the terms of the Share Purchase Agreement);

OIC means the Overseas Investment Commission of New Zealand;

Option means an option to acquire a Share in the Company exercisable at A$0.50 on or before 31 December 2004 on the terms of the Company's quoted options (the terms of the Options are set out in Annexure A of this Explanatory Memorandum.);

Purchase Price means the sum of A$50 million (subject to certain adjustments) payable as consideration for the Acquisition under the Share Purchase Agreement;

RSL Companies means ComVergent Telecommunications Limited, RSL Com Partners Pty Ltd, RSL Com Australia Pty Ltd and RSL Com No 3 Pty Ltd;

Share Purchase Agreement means the share purchase agreement dated 13 June 2002 between the Company, Nordan, Kildare and others for the sale and purchase of all of the issued share capital of Digiplus Investments;

Shareholder means a holder of Shares;

Shares means fully paid ordinary shares in the Company; and

Vendors means Nordan and Kildare.

New Tel

ANNEXURE A
NEW TEL LIMITED OPTION TERMS

1 Issue and exercise of Options

1.1 Each Option shall entitle the holder to subscribe for and to be allotted one fully paid ordinary share in New Tel Limited **(Share)** upon exercise of the Option.

1.2 The exercise price payable by the Option holder upon the exercise of each Option is 50 cents (Exercise Price).

1.3 An Option Holder may exercise the Options at any time prior to 5pm Western Standard Time on 31 December 2004 **(Expiry Date)**.

1.4 Upon issue of the Options, New Tel will:
(a) register each of the Option holders as a holder of the Options issued to it; and
(b) provide each of the Option holders with a holding statement in respect of the Options issued to it

1.5 New Tel will apply for official quotation of the Options and of all Shares issued upon exercise of the Options on the Australian Stock Exchange **(ASX)**.

1.6 The period during which the Options may be exercised will not be extended.

1.7 An Option may be exercised at any time prior to the Expiry Date by sending to the share registry of New Tel:
(a) a completed and executed written notice of exercise of the Options specifying the number of Options to be exercised; and
(b) payment of the Exercise Price for each of the Options being exercised.

1.8 If an Option holder holds more than one Option, the Options may be exercised in whole or in part.

1.9 Within 21 days of receipt of a properly executed notice of exercise and the required payment in respect of the Options exercised, New Tel will issue the number of Shares specified in the notice.

1.10 All Shares issued upon exercise of the Options will rank pari passu in all respects with the then issued Shares of New Tel.

2 Lapse of Options

Any Option which has not been exercised by 5pm Western Standard Time on the Expiry Date will automatically lapse. There is no obligation to exercise the Options.

3 Transfer of Options

Subject to the Corporations Act, ASX Listing Rules and the Constitution of New Tel, the Options are transferable to another person at any time prior to the Expiry Date.

4 Reconstruction of Capital

In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of New Tel, all rights of the option holder will be reconstructed as required by the ASX Listing Rules.

5 New Issues

Option holders are not entitled, by virtue of holding the Options, to participate in new issues of securities offered to New Tel shareholders. However, New Tel will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give Option holders the opportunity to exercise their Options before the date for determining entitlements to participate in any issue and to participate in the new issue of securities.

6 Bonus Issues

If from time to time, before the expiry of any of the Options, New Tel makes an issue of shares to the shareholders of New Tel by way of capitalisation of profits or reserves (a "bonus issue") other than in lieu of a dividend payment, then upon exercise of an Option the Option holder will be entitled to have issued to it (in addition to the Shares which it is otherwise entitled to have issued to it upon exercise) additional shares in New Tel. The number of additional shares is the number of shares which would have been issued to the Option holder under the bonus issue if on the date on which the entitlements were calculated the Option holder had been registered as the holder of the number of shares which it would have been registered as holder if immediately before that date it had exercised its Options. The additional shares will be paid up by New Tel out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the Options.

7 Pro Rata Issue

In the event of a pro rata issue by New Tel (other than a bonus issue) the number of Shares over which the Option exists and the exercise price for each Option will be adjusted in accordance with the ASX Listing Rules.

8 Amendments

These terms and conditions may be amended from time to time by special resolution of the shareholders of New Tel in general meeting if required by the ASX Listing Rules.

ANNEXURE B

NEW TEL LIMITED OPTION TERMS

1. Issue of Options

1.1 Mr Peter Francis Malone (or his nominee) and Mr Gary Tuck Hong Koh (or his nominee) **(Optionholders)**, will be issued with respectively 50,000,000 and 5,000,000 options **(Options)** to subscribe for ordinary shares in the capital of New Tel Limited ACN 009 068 955 **(Company)**, subject to the terms and conditions set out below.

1.2 Upon issue of the Options, the Company will:

(a) register each Optionholder as a holder in respect of the Options issued to him; and

(b) provide each Optionholder with a certificate, in respect of the Options issued to him.

1.3 Each Option gives the holder the right to subscribe for and to be allotted one fully paid ordinary share in the Company upon exercise of the Option.

1.4 The exercise price payable by the holder upon the exercise of each Option is set out below under section 2 **(Exercise Price)**.

2. Exercise of Options

2.1 The Options are exercisable in three tranches. The holder of an Option may only exercise it as set out below:

Tranche	Expiry Date	Exercise Price	Peter Malone - Number of Options	Gary Koh - Number of Options
First Tranche Options	3 years from the date of issue	$0.25	25,000,000	2,500,000
Second Tranche Options	4 years from the date of issue	$0.35	12,500,000	1,250,000
Third Tranche Options	5 years from the date of issue	$0.50	12,500,000	1,250,000

2.2 The holder of an Option can only exercise it in accordance with clause 2.1, if:

(a) in relation to the Second Tranche Options, the following conditions are satisfied:

(1) the Company and its subsidiaries attain consolidated earnings before interest, tax, depreciation and amortisation **(EBITDA)** of at least $1 million per calendar month for 3 consecutive calendar months; and

(2) these EBITDA amounts are verified by the Company's auditors at the next half yearly audit review or full year audit, whichever is earlier.

(b) in relation to the Third Tranche Options, the following conditions are satisfied:

(1) the Company and its subsidiaries attain consolidated EBITDA of at least $2 million per calendar month for 3 consecutive calendar months, and

(2) these EBITDA amounts are verified by the Company's auditors at the next half yearly audit review or full year audit, whichever is earlier.

2.3 The period during which the Options may be exercised will not be extended.

2.4 Any number of the Options may be exercised at any one time.

2.5 The Company will apply for official quotation on ASX of all fully paid ordinary shares in the Company issued as soon as possible after shares in the Company are issued as a result of the exercise of the Options.

2.6 Subject to clause 2.2, the holder of an Option may exercise it at any time prior to the Expiry Date by sending to the share registry of the Company:

(a) a completed and executed written notice of exercise of the Options specifying the number of Options to be exercised;
(b) payment of the Exercise Price for each of the Options being exercised; and
(c) the Option certificate, for cancellation by the Company.

2.7 Within 21 days of receipt of a properly executed notice of exercise, the required payment and Option certificate in respect of the Options exercised, the Company will:

(a) issue to the person exercising the Option the number of fully paid ordinary shares in the Company specified in the notice;
(b) cancel the certificate for the Options being exercised; and
(c) issue to the person exercising the Option a new certificate for any unexercised Options.

2.8 All ordinary shares in the Company issued upon exercise of the Options will rank pari passu in all respects with the shares of the same class for the time being on issue except as regards any rights attaching to such shares by reference to a record date prior to the date of their allotment.

2.9 Notwithstanding clauses 2.1 and 2.2, the holder of an Option may exercise it at any time after the date upon which a proposal is announced for the reorganisation, amalgamation, takeover or merger of the Company, or its main undertaking, which proposal is or has become free of any defeating conditions or in respect of which any defeating conditions are expressed by the offeror to have become satisfied or offers are made pursuant to an off market bid, which is or has become free of any defeating conditions or in respect of which any defeating conditions are expressed by the offeror to have become satisfied or pursuant to a market bid, for ordinary shares in the Company.

3. Lapse of New Tel Options

3.1 Any Option which has not been exercised by 5pm (WST) on the Expiry Date will automatically lapse.

3.2 There is no obligation to exercise the Options.

4. Transfer of New Tel Options

4.1 The Options are transferable or assignable to any person.

5. Reconstruction of Capital

In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, all rights attaching to the Options will be reconstructed as required by the ASX Listing Rules.

6. New Issues

If a person holds unexercised Options, then that person is not entitled to participate in new issues of securities offered to the Company's shareholders. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options before the date for determining entitlements to participate in any issue and to participate in the new issue of securities.

7. Bonus Issues

If from time to time, before the expiry of any of the Options, the Company makes an issue of shares to the shareholders of the Company by way of capitalisation of profits or reserves (a bonus issue) other than in lieu of a dividend payment, then upon exercise of the Options each holder of an Option will be entitled to have issued to him (in addition to the shares in the Company which he is otherwise entitled to have issued to him upon exercise) additional shares in the Company. The number of additional shares is the number of shares which would have been issued to him under the bonus issue if on the date on which the entitlements were calculated he had been registered as the holder of the number of shares which he would have been registered as holder if immediately before that date he had exercised his Options. The additional shares will be paid up by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the Options.

8. Pro Rata Issue

In the event of a pro rata issue by the Company (other than a bonus issue) the number of ordinary shares over which the Options exist and the exercise price for each Option will be adjusted in accordance with the ASX Listing Rules.

9. Amendments

These terms and conditions may be amended from time to time by special resolution of the shareholders of the Company in a general meeting if required by the ASX Listing Rules.

New Tel Limited ACN 009 068 955

APPOINTMENT OF PROXY



The Secretary
New Tel Limited
22 Hasler Road
HERDSMAN WA 6017

Facsimile: 618 9244 1175

[1]**Appointment of Proxy**

I/We ______________________________

of ______________________________

being a member of New Tel Limited, hereby appoint:

____

of ______________________________

or in his absence ______________________________

of ______________________________

or failing him/them or any effective appointment, the Chairman of the Meeting as my/our proxy, to vote for me/us on my/our behalf at the General Meeting of the Company to be held on 22 August 2002 and at any adjournment thereof.

[2]**Voting**

		FOR	AGAINST	ABSTAIN
Resolution 1	Approval of placement to partly fund Digiplus acquisition	☐	☐	☐
Resolution 2	Approval of issue of shares to vendors of Digiplus	☐	☐	☐
Resolution 3	Approval of financial assistance for Digiplus acquisition	☐	☐	☐
Resolution 4	Ratification of issue of options to Wainter	☐	☐	☐
Resolution 5	Ratification of Share and Option Placement to continue funding for China ISP and portal programme	☐	☐	☐
Resolution 6	Ratification of issue of options to Cable and Telecom Limited option holders	☐	☐	☐
Resolution 7	Ratification of issue of shares to BioProspect	☐	☐	☐
Resolution 8	Approval of issue of options to Mr PF Malone	☐	☐	☐
Resolution 9	Approval of issue of options to Mr GTH Koh	☐	☐	☐

Dated this __________ day of ______________ 2002.

[3]**Shareholders who wish to appoint two proxies:**

Proportion No of Votes
State the percentage or number of your votes applicable to this form [%] OR [ ]

[4]**Sign here:**

All individuals and joint holders must sign	Companies (affix seal as required)
Signature	Director
Signature	Director/Company Secretary
Signature	Sole Director and Sole Company Secretary

[5]**Important:**

If you do not wish to direct your proxy how to vote, please place a mark in the box ☐
By marking this box, you acknowledge that the Chairperson may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.
If you wish to instruct your proxy how to vote, please tick or otherwise mark the appropriate box opposite each item.
The Chairperson of the meeting intends to vote undirected proxies in favour of each of the resolutions stated on the Notice of Meeting.

Instructions for completing "Appointment of Proxy" form

Please direct your proxy how to vote. If no directions are given, your proxy will be entitled to vote or obstain as the proxy thinks fit. The proxy form on the reverse side of this page must be received at New Tel Limited, 22 Hasler Road, Herdsman, Western Australia 6017, no later than 48 hours before the time set for the meeting. Signed proxy forms received by facsimile +618 9244 1175 will be accepted.

1. Appointment of Proxy

You need to insert the name of the person you wish to appoint as proxy. A proxy need not be a shareholder of the Company. However, shareholders cannot appoint themselves.

The Chairperson of the meeting will act as your proxy if no proxy is named or if your appointed proxy fails to attend the meeting.

2. Voting on business of the meeting

The Notice of General Meeting included with these documents has details about each agenda item. If you wish to direct your proxy how to vote on a particular item, place a mark in the appropriate box. If a mark is placed in a box your total shareholding will be voted in that manner. The vote will be invalid if a mark is made in more than one box for a particular item. You may choose to split your vote by making an **X** in the box indicated and inserting the number of shares you wish to vote in the appropriate boxes. In this case the vote will be invalid if the total number of shares shown in the "for", "against" and "abstain" boxes is more than your total shareholding on the share register.

3. If you wish to appoint two proxies

You are entitled to appoint no more than two persons to attend the meeting and vote. If you wish to appoint more than one proxy you may obtain an additional proxy form by contacting the Company's share registry. Both proxy forms should be completed with the nominated percentage or number of your voting rights on each. If 2 proxies are appointed but the appointment does not specify the proportion or number of the member's voting rights which each proxy may exercise, the Corporations Act 2001 provides that each proxy may exercise half of the members votes.

4. Shareholder signature(s)

The proxy form must be signed by the shareholder(s) or, if a corporation, executed in accordance with section 127 of the Corporations Act 2001 or under the hand of an authorised officer or attorney. If the proxy form is signed by a person who is not a registered shareholder, then the relevant authority must either have been exhibited previously with the Company's share registry or be enclosed with this proxy.

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Head Office 22 Hasler Road Herdsman WA 6017 Australia
PO Box 382 Mt Hawthorn WA 6016 Australia
Tel (+618) 9244 1166 **Fax** (+618) 9244 1175

Web www.newtel-limited.com